SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                                THE 3DO COMPANY
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   88553W105
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                                 (CUSIP Number)

                               JAMES ALAN COOK
                               THE 3DO COMPANY
                               200 CARDINAL WAY
                             REDWOOD CITY, CA 94063
                                (650) 385-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 3 Pages)

CUSIP No.  88553W105              SCHEDULE 13D                 Page 2 of 3 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William M. Hawkins, III
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,594,510
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,594,510
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,594,510* (which include 2,322,755 warrant shares)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.91%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Individual
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Amendment No. 5 to Schedule 13D

     This Amendment No. 5 to Schedule 13D is filed by The 3DO Company, a Delaware corporation, as an amendment to the initial statement on Schedule 13D (the "Schedule 13D") and its Amendments as filed with the Securities Exchange Commission. The original Schedule 13D was filed by The 3DO Company with the Securities Exchange Commission on August 31, 1998. The Amendment No. 1 to
Schedule 13D was filed by The 3DO Company on May 3, 2000. The Amendment No. 2 to
Schedule 13D was filed by The 3DO Company on August 29, 2000. The Amendment No. 3 to Schedule 13D was filed by The 3DO Company on November 13, 2000. The Amendment No. 4 to Schedule 13D was filed by The 3DO Company on January 9, 2002. The Schedule 13D is hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds and Other Consideration.

     On December 27, 2002, in connection with The 3DO Company and the Reporting Person entering into a certain Note and Warrant Purchase Agreement that committed the Reporting Person to purchase additional note up to aggregate principal amount of $8,000,000, The 3DO Company issued to the Reporting Person a warrant to purchase 2,000,000 shares of common stock, exercisable for four years, with an exercise price of $2.52 per share.

Item 5.  Interest in the Securities of the Issuer.

     Item 5 of the Original Statement is hereby supplementally amended in its entirety to read as follows:

     (a) Reporting Person beneficially owns 4,594,510 shares (which include 2,271,785 shares of Common Stock and warrants to purchase 2,322,725 shares of Common Stock (Reporting Person has no option shares exercisable within 60 days), which represent approximately 42.91% of the Common Stock of the Issuer.

     (b) Reporting Person exercises sole voting power over the shares referenced in Item 5(a) above.

     (c) On December 27, 2002, Reporting Person and The 3DO Company entered into a transaction where Mr. Hawkins agreed to lend us up to $8,000,000 to the Company pursuant to a Note and Warrant Purchase Agreement. As part of the transaction, the Company issued to the Reporting Person a warrant to purchase 2,000,000 of common stock with an exercise price of $2.52 per share. As the date of filing, Reporting Person has not exercised his purchase rights under the warrant.

     (d) Not applicable.

     (e) Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  February 13, 2003



                                    By   /s/ David Wittenkamp
                                      ------------------------------
                                       David Wittenkamp
                                       Chief Financial Officer



                               Page 3 of 3 Pages